News Release

TSX Trading Symbol: BZA
US OTC Symbol: ABGFF

American Bonanza Finalizes Mill Purchase for the Copperstone Gold Mine

August 16, 2010 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to announce it has closed the purchase of a milling and flotation circuit for the 100% owned Copperstone Mine in Arizona. Bonanza acquired the 700 ton per day milling and flotation/gravity plant, including a pre-engineered mill building, for a purchase price of US$400,000 and the issuance of 1,250,000 common shares.

As previously announced, the purchase price of the mill represents a significant cost savings and is expected to reduce the capital cost of the Copperstone project by approximately $400,000. The mill has operated for less than 2 years and is in very good condition, and Bonanza has acquired a full set of engineering drawings, which will help accelerate construction timelines and reduce costs. Bonanza is currently in the process of dismantling the mill to prepare for transporting and re-construction of the mill at the Copperstone Mine site.

The mill is currently located in Calumet, Michigan, and includes a rod mill, ball mill, fume scrubber, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill does not include a crusher and crusher building, which Bonanza will purchase separately in the near future.

RAM Specialists of Globe, Arizona has been selected to disassemble the mill in Calumet, Michigan and reassemble the mill at Copperstone in Arizona. In preparation for disassembly, RAM has completed clean-up and match marking.

All securities issued in connection with the purchase of the mill are subject to a four month hold period.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold property in Arizona. Bonanza has 124.4 million shares outstanding, and has no debt. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Jim Bagwell
Phone: 1-877-688-7523
Email: info@americanbonanza.com